UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2015
Commission File Number: 001 - 36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

Canon's Court c/o Scandic American Shipping Ltd. 22 Victoria Street Hamilton HM EX, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is management's discussion and analysis of financial condition and results of operations and the condensed consolidated financial statements of Nordic American Offshore Limited (the "Company"), as of and for the nine months ended September 30, 2015.

EXHIBIT 1
NORDIC AMERICAN OFFSHORE LTD (NAO)
As used herein, "we," "us," "our," "NAO" and "the Company" all refer to Nordic American Offshore Ltd, together with its subsidiaries. Nordic American Offshore Ltd refers only to Nordic American Offshore Ltd and not its subsidiaries. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on March 27, 2015.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015
GENERAL
Nordic American Offshore Ltd was formed on October 17, 2013 under the laws of the Republic of the Marshall Islands and was formed for the purpose of acquiring and operating platform supply vessels, or PSVs.
We are an international company that currently owns and operates eight vessels, and has two newbuildings under construction with expected deliveries in 2016.
In June 2014 we completed our underwritten initial public offering in the United States, and our common shares commenced trading on the New York Stock Exchange, or NYSE, under the symbol "NAO".
Our Fleet
Our fleet currently consists of ten PSVs, of which two are newbuilds to be delivered in 2016. Our vessels are considered homogenous and interchangeable as they have approximately the same cargo deck area and capacity.
Vessel Name	Yard	Year Built	Capacity (dwt)	Cargo Deck Area (sq meters)	Delivered to NAO
NAO Fighter	Ulstein	2012	4,200	850	January 2014
NAO Prosper	Ulstein	2012	4,200	850	January 2014
NAO Power	Ulstein	2013	4,200	850	January 2014
NAO Thunder	Ulstein	2013	4,200	850	December 2013
NAO Guardian	Ulstein	2013	4,200	850	December 2013
NAO Protector	Ulstein	2013	4,200	850	December 2013
NAO Storm	Ulstein	2014	4,200	850	January 2015
NAO Viking	Ulstein	2014	4,200	850	January 2015
NAO Galaxy	Vard	2016			April 2016*
NAO Horizon	Vard	2016			July 2016*

* Expected Delivery
Recent Developments
In October 2015, we declared a cash dividend of $0.15 per share with respect to the third quarter of 2015, which was paid to shareholders on November 11, 2015.
In November 2015, Nordic American Tankers Limited ("NAT") entered into an agreement to purchase 1,521,300 of our shares, increasing NAT's shareholdings in us from 19.8 % to 26.5%.

The Offshore Market 2015

Offshore support vessels of all categories were impacted by the decline in activity in the offshore market in 2015 following the reduced oil price. In the North Sea, average spot market rates were generally below operating expenses through the first three quarters of the year.
Average daily spot earnings for large PSV's declined by 64.1% from an average of GBP 13,198 in the first nine months of 2014 to GBP 4,739 in the first nine months of 2015. Longer term contracts also saw a decline of 27.6% from an average value of GBP 29,494 per day in the first nine months of 2014 to GBP 21,346 in the first nine months of 2015.

The low rate environment and lack of requirements from the oil companies for long term employment led to a number of vessels being taken out of service during 2015.
Secondhand asset values for PSVs also went down following the fall in the oil price.

OUR CREDIT FACILITIES

On December 19, 2013, we entered into a revolving credit facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB for up to $60.0 million, or our 2013 Credit Facility. On March 16, 2015, we expanded our 2013 Credit Facility to $150.0 million. Our 2013 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. Amounts borrowed under our 2013 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and we pay a commitment fee on any undrawn amounts. The maximum potential annual commitment fee payable on undrawn amounts is $1,050,000. There are no mandatory repayments of principal during the term of the 2013 Credit Facility, and we pay interest only on drawn amounts and commitment fee for undrawn amounts. The expanded 2013 Credit Facility matures in March 2020.
As of September 30, 2015 and December 31, 2014, we had $42.0 million and $0.0 outstanding, respectively, under the 2013 Credit Facility. We were in compliance with our loan covenants under the 2013 Credit Facility as of September 30, 2015 and December 31, 2014.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Results of operations
During the periods ended September 30, 2015 and September 30, 2014, our vessels were employed in the North Sea on term and spot charters.
NINE MONTHS ENDED SEPTEMBER 30, 2015 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2014 (UNAUDITED)

All figures in USD '000	2015	2014	Variance
Charter Revenues	29,175	42,473	(31.3%)
Charter Costs	(1,011)	(853)	18.5%
Vessel Operating Costs	(18,866)	(16,985)	11.1%
General and Administrative Costs	(3,197)	(4,564)	(30.0%)
Depreciation Costs	(10,630)	(8,124)	30.8%
Net Operating (Loss) Income	(4,530)	11,946	(137.9%)
Interest Income	34	91	(62.6%)
Interest Costs	(1,306)	(794)	64.5%
Other Financial Costs	(605)	(1,379)	(56.1%)
Income Tax	-	(1,212)	(100.0%)
Net (Loss) Income and Comprehensive (Loss) Income	(6,407)	8,652	(174.1%)

The decline in charter revenues of 31.3 % reflected above was caused by the rates in the North Sea, both for term and spot charters, being lower and a reduction in utilization. The reduction of rates and utilization is due to the reduced oil price and an oversupply of vessels available in the market.
The increase in charter costs of 18.5 % reflected above is primarily due to an increase in offhire in 2015 where the vessel consumption of fuel is the owners cost.
The increase in vessel operating costs, or operating costs, of 11.1 % presented above is primarily due to the fleet being increased by two vessels in January 2015. The increase is offset by the U.S. dollar strengthening its value relative to the Norwegian Kroner, as parts of the operating costs are denominated in Norwegian Kroner.
The 30 % decrease in general and administrative costs is due to the success fee paid to NAT of $1.5 million related to the NYSE listing in 2014.
The 30.8 % increase in depreciation costs is a result of the acquisition of two new vessels in 2015.
Net operating loss was $4.5 million for the nine months ended September 30, 2015, compared to a net operating income of $11.9 million for the nine months ended September 30, 2014. The decrease in net operating result is primarily caused by the reduction in charter revenues caused by a reduction in the market rates.
Interest expense was $1.3 million for the nine months ended September 30, 2015, compared to $0.8 million for the nine months ended September 30, 2014. The increase is due to an increase amounts drawn on the 2013 Credit Facility for the nine months ended September 30, 2015 compared with the nine months ended September 30, 2014.
Income tax was $0.0 million for the nine months ended September 30, 2015, compared to $1.2 million for the nine months ended September 30, 2014. The taxes incurred for the nine months ended September 30, 2014 relates to our operations prior to being accepted into the UK Tonnage Tax regime on March 10, 2014. Tonnage tax incurred subsequent to entering the UK Tonnage Tax regime is considered to be immaterial.

Liquidity and Capital Resources
Cash flows provided by operating activities decreased to $7.6 million for the nine months ended September 30, 2015 from $11.5 million for the nine months ended September 30, 2014. The decrease in cash flows provided by operating activities is primarily due to the decrease in market rates and fleet utilization, which are the primary drivers of operating activities.
Cash flows used in investing activities decreased to ($65.1) million for the nine months ended September 30, 2015 from ($192.2) million for the nine months ended September 30, 2014. The decrease in cash flows in investing activities is primarily due to delivery of two vessels for the nine months ended September 30, 2015 compared to three vessels for the nine months ended September 30, 2014. Vessels delivered both in 2015 and 2014 were paid in Norwegian Kroners. The Norwegian Kroner weakened as compared to the U.S. dollar throughout 2014 and 2015, which effectively decreased the acquisition price for the vessels as our functional currency is the U.S. dollar. The Company also had cash placement in time deposit in the nine months ended September 30, 2014 of $45 million.
Cash flows provided by financing activities decreased to $18.8 million for the nine months ended September 30, 2015 compared to $78.7 million for the nine months ended September 30, 2014. The decrease in 2015 is due to a decrease in the issuance of common stock during our initial public offering competed in 2014, offset by an increase the amount of the drawdown of the 2013 Credit Facility and a reduction in dividends paid.
Management believes that the Company's working capital is sufficient for its present requirements.
Contractual Obligations
The Company's significant contractual obligations as of September 30, 2015, consist of our obligations as borrower under our 2013 Credit Facility and future vessel deliveries.
The following table sets out long-term financial, commercial and other obligations outstanding as of September 30, 2015 (all figures in thousands of USD).
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility (1)	42,000	-	-	42,000	-
Interest Payments (2)	4,483	1,007	2,014	1,462	-
Commitment Fees (3)	3,366	756	1,512	1,098	-
Vessels to be delivered (4)	60,144	60,144	-	-	-
Total	109,993	61,907	3,526	44,560	-

Notes:
(1)	Refers to our obligation to repay indebtedness outstanding of the 2013 Credit Facility as of September 30, 2015.
(2)	Refers to estimated payments over the term of the indebtedness outstanding of the 2013 Credit Facility as of September 30, 2015. Estimate based on current interest rate and drawn amount.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding of the 2013 Credit Facility as of September 30, 2015. Estimate based on current rate and undrawn amount.
(4)	Refers to contractual obligations on vessels to be delivered. For vessels acquired in foreign currencies the exchange rate as of September 30, 2015 is used.

Nordic American Offshore LTD Condensed Consolidated Statements of Operations for the nine Months Ended September 30, 2015 and 2014 (Unaudited)
All figures in USD '000, except share and per share amount

	Nine Months Ended September 30,
	2015	2014
Charter Revenues	29,175	42,473
Charter Costs	(1,011)	(853)
Vessel Operating Costs	(18,866)	(16,985)
General and Administrative Costs	(3,197)	(4,564)
Depreciation Costs	(10,630)	(8,124)
Net Operating (Loss) Income	(4,530)	11,946

Interest Income	34	91
Interest Costs	(1,306)	(794)
Other Financial Costs	(605)	(1,379)
Total Other Costs	(1,877)	(2,082)
Income Tax	-	(1,212)
Net (Loss) Income and Comprehensive (Loss) Income	(6,407)	8,652

Basic (Loss) Earnings per Share	(0.27)	0.45
Diluted (Loss) Earnings per share	(0.27)	0.45
Basic Weighted Average Number of Common Shares Outstanding	23,343,195	19,264,166
Diluted Weighted Average Number of Common Shares Outstanding	23,343,195	19,343,041

The accompanying notes are an integral part of these condensed consolidated financial statements.

Nordic American Offshore LTD condensed Consolidated Balance Sheets as of September 30, 2015, and December 31, 2014 (Unaudited)
All figures in USD '000, except share and per share amount

	September 30, 2015	December 31, 2014
Assets
Current Assets
Cash and Cash Equivalents	7,432	46,398
Accounts Receivable, net	3,714	3,103
Prepaid Expenses	275	350
Inventory	930	235
Other Current Assets	3,590	1,657
Total Current Assets	15,941	51,743

Non-current Assets
Vessels, Net	317,519	255,043
Deposit on Contracts for Vessels	7,962	15,176
Other Non-current Assets	1,256	459
Total Non-current Assets	326,737	270,678
Total Assets	342,677	322,421

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable	1,115	882
Accounts Payable, related party	511	673
Accrued Liabilities	1,244	424
Taxes Payable	1,212	1,212
Other Current Liabilities	3,577	-
Total Current Liabilities	7,659	3,191
Long-term Debt	42,000	-
Other Long-term Liabilities	2,147	-
Total Liabilities	44,147	-

Commitments and Contingencies	-	-
Shareholders' Equity
Preferred shares, par value $0.01 per Share; 50,000,000 and 50,000,000 shares authorized, none issued at September 30, 2015 and December 31, 2014 respectively	-	-
Common shares, par value $0.01 per Share; 200,000,000, 23,431,370 issued and 22,931,396 outstanding at September 30, 2015 and 23,431,370 issued and outstanding December 31, 2014	234	234
Treasury Shares	(3,451)	-
Additional Paid-in Capital	300,495	318,996
Accumulated Deficit	(6,407)	-
Total Shareholders' Equity	290,871	319,230
Total Liabilities and Shareholders' Equity	342,677	322,421

The accompanying notes are an integral part of these condensed consolidated financial statements.

Nordic American Offshore LTD Condensed Consolidated Statements of Cash Flows for the nine Months Ended, September 30, 2015, and 2014 (Unaudited)
All figures in USD '000

	Nine Months Ended September 30,
	2015	2014
Net Cash Provided by Operating Activities	7,627	11,518
Cash Flows from Investing Activities
Investment in Vessels	(63,480)	(132,978)
Deposit on Contracts Paid	(1,661)	(14,178)
Cash Placement in Time Deposit	-	(45,000)
Net Cash Used in Investing Activities	(65,141)	(192,156)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	-	100,153
Proceeds from Use of Credit Facility	42,000	40,000
Repayment on Credit Facility	-	(40,000)
Credit Facility Costs	(1,217)	(765)
Repurchase of Treasury Stock	(3,451)	-
Dividends Paid	(18,484)	(20,676)
Net Cash Provided by Financing Activities	18,848	78,712
Net Decrease in Cash and Cash Equivalents	(38,666)	(101,926)

Cash and Cash Equivalents at Beginning of Period	46,398	109,819
Effect of exchange rate changes on cash and cash equivalents	(300)	(6)
Cash and Cash Equivalents at the End of Period	7,432	7,887

The accompanying notes are an integral part of these condensed consolidated financial statements.

Nordic American Offshore LTD Condensed Consolidated Statements of Changes in Equity for the Nine Months ended September 30, 2015, and 2014 (Unaudited)
All figures in USD '000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ Accumulated Deficit	Total Shareholders' Equity
Balance at January 1, 2014	16,666,666	167	243,224	(70)	243,321
Common Shares Issued, net of $1.1 million issuance cost	6,764,704	67	100,085	-	100,152
Dividends distributed	-	-	(12,094)	(8,582)	(20,676)
Net Income	-	-	-	8,652	8,652
Balance at September 30, 2014	23,431,370	234	331,215	-	331,449

	Number of Shares	Treasury Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Shares at Cost	Total Shareholders' Equity
Balance at January 1, 2015	23,431,370	-	234	318,996	-	-	319,230
Repurchase of shares		(499,974)	-	-	-	(3,451)	(3,451)
Return of Capital		-	-	(18,501)	-	-	(18,501)
Net Loss		-	-	-	(6,407)	-	(6,407)
Balance at September 30, 2015	23,431,370	(499,974)	234	300,495	(6,407)	(3,451)	290,871

The accompanying notes are an integral part of these condensed consolidated financial statements.

NORDIC AMERICAN OFFSHORE LTD
Notes to the Condensed Consolidated Financial Statements
1. INTERIM FINANCIAL DATA
The unaudited interim condensed consolidated financial statements of Nordic American Offshore Ltd, together with its subsidiaries, ("NAO" or "The Company") have been prepared on the same basis as the Company's audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2014.
2. SIGNIFICANT ACCOUNTING POLICIES
A summary of the Company's significant accounting policies is identified in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2014 included in the Company's Annual Report on Form 20-F.
Termination Fee:
 In 2015 the Company received $3.9 million related to a termination of a contract. The termination fee received is subject to future conditions, and is deferred and recognized in future periods when these conditions have been met. $0.4 million of the termination fee was recognized as charter revenue for the period ended September 30, 2015. Deferred termination fees of $1.4 million and $2.1 million are recorded as Other Current Liabilities and Other Long-term Liabilities, respectively, as of September 30, 2015. As of December 31, 2014, $0 is recorded as deferred termination fees.
Recent accounting pronouncements:
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Costumers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. The FASB has deferred the effective date of this ASU for reporting periods beginning after December 15, 2017. The Company is in the process of evaluating the impact of this standard, if any, on its consolidated statements and related disclosures.
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance regarding management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The standard is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company is not planning to early adopt, and the adoption is not expected to have material impact on the consolidated financial statements.
In April 2015, the FASB issued ASU No. 2015-03,  Interest - Imputation of Interest (Subtopic 835-30) - Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. The Company will adopt the standard effective January 1, 2016 which will result in the netting of our deferred financing costs against long-term debt balances in the consolidated balance sheets for the periods presented and related disclosure. There will be no impact to the manner in which deferred financing costs are amortized in our consolidated financial statements.
3. RELATED PARTY TRANSACTIONS
Nordic American Tankers Limited:
On November 18, 2013, NAT purchased 4,333,566 common shares for $65.0 million as part of a private placement (the "Private Placement"), on the same terms as other shareholders, making NAT the largest shareholder at the time with an ownership of 26%.

As compensation for NAT's assistance in the Private Placement the Company issued warrants, valued at $0.9 million, and agreed to pay a success fee of $1.5 million contingent upon a stock listing of the Company at the New York Stock Exchange. The success fee was charged to General and Administrative Costs in the statement of operations for the nine months ended September 30, 2014.

For further information on the warrants, please see Note 7.

After the public offering in June 2014, the distribution of a dividend in-kind in NAO shares by NAT, and subsequent purchase of NAO shares in the market, NAT's ownership is 19.6% of outstanding shares as of September 30, 2015.

The Company has a Management Agreement with Scandic American Shipping Ltd ("The Manager"). The Manager is wholly owned by NAT. The Manager has the daily administrative responsibility for the Company. Requirements to the Manager on certain aspects of the day-to-day operation are subject to the Company's objectives and policies as established by the Company's Board of Directors.

For its services under the Management Agreement, the Manager received a total compensation of $150,000 for each of 2014 and 2015, and all directly attributable costs related to the Company are reimbursed. For the nine months ended September 30, 2015 and September 30, 2014, an aggregate of $1.5 million and $1.4 million, respectively, for such costs incurred which was included in the General and Administrative cost.

In 2014 the Company entered into an agreement with an immediate family member of its Executive Chairman for the use of an asset owned by him for corporate and marketing activities.  The Company pays an annual fee for this agreement and fees associated with actual use. The cost of this arrangement for the nine months ended September 30, 2015 and September 30, 2014 was $0.1 million and $0.0 million, respectively, which are included in General and Administrative costs.  No amounts were due to the related party as of September 30, 2015 or December 31, 2014.
4. VESSELS
As of September 30, 2015 and as of December 31, 2014, "Vessels, Net" consisted of eight and six Platform Supply Vessels, respectively, and capitalized drydocking and engine overhaul charges. Depreciation is calculated based on cost less estimated residual value of $1.5 million and is provided over the estimated useful life of the vessel using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. As of September 30, 2015 and December 31, 2014, the Company performed impairment tests of the vessels. Impairment tests performed did not result in carrying value for any of the Company's vessels exceeding future undiscounted cash flows.
Total accumulated depreciation for the Company's vessels was $22.3 million and $8.4 million as of September 30, 2015 and September 30, 2014, respectively.
For the nine months ended September 30, 2015, the Company paid $0.8 million in drydocking and engine overhaul charges, compared to $0.0 million for the nine months ended September 30, 2014.
In addition to the vessels delivered, the Company has paid $8 million in deposits on two vessels scheduled to be delivered in 2016. The expected total acquisition price for the vessels, based on exchange rate at September 30, 2015, is approximately $66.0 million.
5. LONG-TERM DEBT
The Company has a $150.0 million revolving credit facility (the "Credit Facility") with a syndicate of lenders in order to secure available liquidity for general corporate purposes. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin, and the Company pays a commitment fee on any undrawn amounts. The Credit Facility matures in March 2020, and is an expansion of the original 2013 $60.0m revolving credit facility.
Borrowings under the Credit Facility are currently secured by first priority mortgages on the Company's vessels and assignments of earnings and insurance. Under the Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum value adjusted amount of equity (ii) a minimum value adjusted equity ratio (iii) a minimum level of liquidity (iv) a positive working capital. The Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy so long as it is not in default.
In connection with the establishment of the Credit Facility in December 2013 and expansion in March 2015 the Company incurred $0.8 million and $1.2 million, respectively, in financing costs.
The Company was in compliance with its loan covenants as of September 30, 2015 and December 31, 2014.
The estimated fair value for the long term debt is considered to be equal to the carrying value since it bears a variable interest rate.
6. EARNINGS PER SHARE
Basic earnings per share ("EPS") are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents outstanding during the period.
All Figures in USD '000, except number of shares	September 30, 2015	September 30, 2014
Numerator
Net (Loss) Income	(6,407)	8,652
Denominator
Basic – Weighted Average Common Shares Outstanding	23,343,195	19,264,166
Dilutive effect of Warrants issued	-	78,875
Dilutive – Weighted Average Common Shares Outstanding	23,343,195	19,343,041
(Loss) Income per Common Share
Basic	(0.27)	0.45
Dilutive	(0.27)	0.45

7. SHAREHOLDERS EQUITY
As part of the Private Placement, the Company issued a warrant to NAT exercisable for up to 833,333 of our common shares with an exercise price of $15.00 per common share. The purchase rights represented by the warrant become exercisable in 20% increments at each 10% increase in the VWAP, of our common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2.0 million. The warrant matures on December 31, 2015. In the event of subsequent equity sales at an effective price per share less than the then current exercise price, the exercise price will be reduced to equal such price and the number of warrant shares will be increased such that the aggregate exercise price, after taking into account the decrease in exercise price, will equal the aggregate exercise price prior to such adjustment. In addition, the Company may reduce the then current exercise price at any time as deemed appropriate by the Company's board of directors.

The warrants were classified as a share-based compensation transaction with non-employees. The performance obligation was met upon completion of the Private Placement, and the fair value of the warrants was recognized in equity in accordance with subtopic ASC 505-50. The warrants were issued as payment for the services provided by NAT in relation to the Private Placement; accordingly this is deducted from the equity as an issuance cost. The net impact on equity is accordingly $0.

In 2014 the requirements for two of the increments related to the warrants were met making 333,333 warrants exercisable, at an exercise price of $13.82. As of September 30, 2015 the warrants are not in the money, and have not been exercised.

On May 21, 2015 the Company announced that its Board of Directors had authorized a share repurchase program under which the Company may repurchase up to 2.5 million of NAO's outstanding common stock within the following two years. As of September 30, 2015 0.5 million shares had been repurchased.

8. FINANCIAL INSTRUMENTS
In 2015 the Company entered into forward contracts to purchase a fixed amount of Norwegian Kroners by selling a fixed U.S. Dollars amount. The contracts are designated as a fair value hedge for exposure in to changes in fair value attributable to changes in the exchange rate on a portion of the remaining commitment related to the purchase of one PSV expected to be delivered in 2016.
Changes in the fair value of the firm commitment and forward contracts caused by fluctuations in the forward exchange rate during the period in which the hedge is in effect will be reflected as an asset or liability. Any ineffectiveness in the hedge is recognized in the profit and loss statements. Per September 30, 2015 no material costs have been recognized due to hedge ineffectiveness.
As of September 30, 2015 an asset of $2.2 million and a liability of $2.2 million are recorded at fair value on the balance sheet as Other Current Assets and Other Current Liabilities, respectively.  Fair value estimates are based on Level 2 inputs including third-party quotes. The hedge will not affect the statements of cash flows until fulfillment of the commitment.
9. COMMITMENTS AND CONTINGENCIES
The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.
No claims have been filed against the Company for the fiscal year 2015 or 2014, and the Company has not been a party to any legal proceedings for the nine months ended September 30, 2015 and December 31, 2014.
Two vessels are scheduled to be delivered in 2016. The remaining commitment for these vessels is $60.1 million.
10. SUBSEQUENT EVENTS
In October 2015, the Company declared a cash dividend of $0.15 per share with respect to the 3rd quarter of 2015, which was paid to shareholders on November 11, 2015.
In November 2015, NAT entered into an agreement to purchase 1,521,300 shares in NAO, increasing the NAT shareholding in NAO from 19.8% to 26.5%.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: December 4, 2015	By:	/s/ Herbjørn Hansson
Name: Herbjørn Hansson
Title: Executive Chairman